ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

May 29, 2018

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christina Chalk, Mara Ransom, Katherine Bagley

Re:                          Connecticut Water Service Inc.
PREC14A filed April 27, 2018
Response Dated May 15, 2018
Filed by Eversource Energy

File No. 000-08084

Ladies and Gentlemen:

On behalf of Eversource Energy (“Eversource”), we are providing Eversource’s responses to the comments in the letter, dated May 24, 2018 (the “Comment Letter”), of the staff (the “Staff”) of the Securities and Exchange Commission with respect to Eversource’s above-referenced preliminary proxy statement on Schedule 14A filed on April 27, 2018 (the “Preliminary Proxy Statement”) and Eversource’s response letter to the Staff filed on May 15, 2018. The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of Eversource are shown below each comment.

1.         We note your response to comment 1 and your proposed disclosure. Please also include in your revised disclosure the possible limitations on cash consideration discussed in your response.

Response to Comment 1:

In response to the Staff’s comment, Eversource proposes to add the following disclosure to page 1 of the Preliminary Proxy Statement (new text underlined and in bold):

We believe that the Eversource Proposal, if consummated, would be superior to the Proposed SJW Merger because it would provide CTWS’s shareholders an opportunity to realize a significant premium for their CTWS Shares and offers compelling and more certain value for CTWS shareholders than the Proposed SJW Merger. Under the Eversource Proposal, CTWS shareholders would receive cash value or Eversource common shares, at the election of CTWS shareholders, for their CTWS Shares at a significant premium. Eversource’s cash option provides cash value certainty compared with the all-stock proposal

Securities and Exchange Commission

May 29, 2018

of the Proposed SJW Merger, an important choice with respect to form of consideration that the Proposed SJW Proposal does not provide.  In addition, an election to receive Eversource common shares by a CTWS shareholder would entitle that shareholder to realize the equivalent of an 81% dividend uplift based on the closing price of Eversource’s shares on April 4, 2018 and the annualized quarterly dividend of $0.2975 per share declared by CTWS on January 18, 2018. Eversource expects the final terms with respect to the election between cash and Eversource shares, including any limits on either form of consideration, will be determined once the CTWS board engages with Eversource.

Eversource also plans to update this statement in its next filing to reflect a recent increase in the CTWS dividend rate, after which an election to receive Eversource common shares by a CTWS shareholder would entitle that shareholder to realize the equivalent of an 80% dividend uplift based on the closing price of Eversource’s shares on May 17, 2018 and the annualized quarterly dividend of $0.3125 per share declared by CTWS on May 10, 2018.

2.         We note your response to comment 2, which summarizes your contacts with CTWS, but you do not propose amended disclosure related to this comment. Please amend your preliminary proxy statement to include this context for your statement that CTWS “was unwilling to engage in discussions with Eversource.”

Response to Comment 2:

In response to the Staff’s comment, Eversource proposes to add the following disclosure to page ii of the Preliminary Proxy Statement (new text underlined and in bold):

Eversource is disappointed that, based on the pattern of outreaches and lack of responses described in “Background of the Solicitation,” the CTWS Board has been unwilling to engage in discussions with Eversource and urges the CTWS Board to act in the best interests of the CTWS shareholders by meeting with Eversource to seriously discuss the Eversource Proposal.

3.         We note your response to comment 3. Please summarize the supporting information you provided in response to this comment in a footnote or other appropriate part of the proxy statement, so that shareholders can evaluate the opinions and beliefs you express.

Response to Comment 3:

Eversource acknowledges the Staff’s comment and confirms that it will include in the Preliminary Proxy Statement summaries of the supporting information provided previously in a footnote or other appropriate part of the proxy statement.

Securities and Exchange Commission

May 29, 2018

4.         We note your response to comment 5 that “over the last ten years . . . total shareholder returns for SJW Group were 139%.” Please tell us how you arrived at this percentage. In this regard, it appears that there is insufficient factual support for your statement that Eversource has delivered total shareholder returns that are “45% greater than San Jose Water’s more volatile and slower growth returns during the same period.”

Response to Comment 4:

Eversource’s statements are based on comparing its total shareholder return, which was 184%, with SJW Group’s total shareholder return, which was 139%. In future solicitations, Eversource will describe its total shareholder return as “45 percentage points greater” rather than “45% greater.”

Eversource calculates SJW Group’s 139% ten-year total shareholder return in accordance with Item 201(e) of Regulation S-K by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between SJW Group’s stock price at the end and the beginning of the measurement period by the SJW Group stock price at the beginning of the measurement period. Consistent with the methodology used in preparing the performance graph used in its annual report to shareholders, Eversource calculates its 184% ten-year total shareholder return based on information published annually by the Edison Electric Institute (EEI).

Eversource uses historical equity beta as a measure of volatility. SJW Group’s historical two-year beta is 0.637, whereas Eversource’s historical two-year beta is 0.509. A higher positive beta indicates higher relative volatility.

In future solicitations, Eversource will include an explanation of the above calculation methodologies in a footnote or other appropriate part of the soliciting material.

5.         In future solicitations, please qualify any references to your belief that the value of the SJW offer is “illusory” with disclosure that your belief is based on the “inflated” stock price of SJW caused by the separate takeover proposal from California Water Service Group, as you assert in your response.

Response to Comment 5:

Eversource acknowledges the Staff’s comment and confirms that it will do so in future solicitations.

6.         Please also qualify your references to the SJW merger as a “conflicted transaction” with disclosure that your belief is based on Mr. Thornburg’s role in negotiations related to the merger,

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May 29, 2018

and the merger’s preservation of certain management roles for other CTWS officers, as you assert in your response.

Response to Comment 6:

Eversource acknowledges the Staff’s comment and confirms that it will do so in future solicitations.

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If you have any questions or comments about this letter or need any further information, please direct any communications to the undersigned at (617) 951-7980 or to Thomas Fraser at (617) 951-7063.

Respectfully Submitted,

/s/ Marko S. Zatylny

Marko S. Zatylny